January 30, 2007

Securities and Exchange Commission

450 – 5th Street N.W.

Washington, DC

20549

ATTENTION:

Michele Anderson

Legal Branch Chief

Dear Sir:

Re:

Unity Wireless Corporation

Form SB-2

Filed January 3, 2007

File Number 333-139785

Thank you for your letter of January 23, 2007 regarding the above noted matter.  We have reviewed your comments and we advise as follows:

1.

October 13, 2006 Comment Letter

We filed a response to the comment letter on January 26, 2007

2.

November 20, 2006 Comment Letter

We filed a response to the comment letter on January 26, 2007

3.

Include Fiscal 2006 year executive compensation that complies with recently-amended Regulation S-B Item 402

An SB-2/A was filed on January 29, 2007 that is updated to comply with the requirement.

The Company acknowledges the following:

-

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

-

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings.

-

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to receiving your comments to this submission at your earliest convenience.  Please do not hesitate to contact the writer should you have any comments or questions regarding this matter.  Thank you very much.

Yours truly,

UNITY WIRELESS CORPORATION

Per:

/s/ Dallas Pretty

Dallas Pretty

Chief Financial Officer